UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                     Asia Special Situation Acquisition Corp.
                                (Name of Issuer)

                         Common Stock par value $0.0001
                         (Title of Class of Securities)

                                  G0538M105
                                (CUSIP Number)

                              December 31, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. G0538M105


       1.    Names of Reporting Person

	     Aldebaran Investments LLC

	     I.R.S. Identification Nos. of above persons: 205526257

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 856,200
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  856,200
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             856,200

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 6.12%


       12.   Type of Reporting Person (See Instructions) IA

Item 1. (a)  Issuer: Asia Special Situation Acquisition Corp.

        (b)  Address: PO Box 309GT
                      Ugland House, South Church Street
	              George Town, Grand Cayman, Cayman Islands

Item 2. (a)  Name of Person Filing:

             Aldebaran Investments LLC

        (b)  Address of Principal Business Offices:

             500 Park Avenue
	     5th Floor
	     New York, NY 10022

        (c)  Citizenship:

             Delaware, United States

        (d)  Title of Class of Securities
             Common stock par value $0.0001

        (e)  CUSIP Number: G0538M105

Item 3. Aldebaran Investments LLC is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

Item 4.  Ownership

        a. Amount beneficially owned: 856,200

	b. Percent of Class: 6.12%

	c. Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote 856,200

		(ii) Shared power to vote or to direct the vote	  0

		(iii)Sole power to dispose or to direct the disposition of 856,200

		(iv) Shared power to dispose or to direct the disposition   0


Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Aldebaran Investments LLC is the investment manager of a separate account which owns 6.00% of the common shares of Asia Special Situation Acquisition Corp. Aldebaran Investments LLC is deemed to be the beneficial owner of these shares and they are included in the total amount beneficially owned presented in Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2009
                                       ALDEBARAN INVESTMENTS LLC

                                       By: /s/ Adam L. Scheer
                                       --------------------------
                                       Name: Adam L. Scheer
                                       Title: Principal